Confidential Treatment of Appendix and certain names on page 2 Requested by National Bank of Greece S.A. – File No. 1-14960

National Bank of Greece

Mr. Kevin W. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

December 2, 2009

Dear Mr. Vaughn,

RE: National Bank of Greece S.A.

Form 20-F for the Fiscal Year Ended on December 31, 2008

Filed July 15, 2009

File No. 1-14960

We refer to your comment letter dated November 17, 2009 on our letter dated October 7, 2009, with the responses to your comment letter dated September 10, 2009 on the above referenced Annual Report on Form 20-F (the Annual Report) of National Bank of Greece S.A. (the Company).

Set forth below are the Company’s responses to your comments.  For your convenience, the comments are repeated below prior to the response.

Form 20-F

1.              Please address the following regarding to your response to comment 6 of our letter dated September 10, 2009:

a.              In your response to comment 6c: you indicate that you define the near term as 12 months.  You also state that “It is reasonably possible that the outcomes in the next financial year could be different from the assumptions and estimates used in identifying other than temporary impairment in equity securities.” Please tell us and revise your future filings to more clearly identify how you update your projections of recovery to consider actual historical evidence that recovery has not yet occurred. For example, for the securities discussed in Appendix 3, virtually none of them have recovered to your cost by September 30, 2009. Specifically state how your impairment analysis considers the premise that the longer a security has been in an unrealized loss position, the greater the level of objective evidence required to support that impairment is not other-than-temporary.

Response:

We advise the Staff that in the response to comment 6c in our letter dated October 7, 2009, “near term” refers to the “near-term prospects of the issuer”, as described in Staff Accounting Bulletin 5M, and not the projected time until recovery of the fair value.

As discussed in the response to comment 6b in our letter dated October 7, 2009, our impairment analysis includes the financial condition and near-term prospects of the issuer, the length of the time and the extent to which the fair value has been below cost, the reasons for the decline in fair value, our expectations about the period of time which it will take to recover and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery of the fair value.  We have no bright lines for the length of time we expect the securities will take to recover and our judgment is based on the analysis of all the factors mentioned above for each security.

As at December 31, 2008, we expected to recover the unrealized losses within 1-3 years, depending on the security.  As discussed in the response to comment 6b in our letter dated October 7, 2009, the Company has both the intent (strategic or medium to long term investments, no disposals in 2008 & 2009, further acquisitions of the same securities) and ability (strong capital position and excess liquidity) to hold these investments until recovery. Besides many of these securities represent a strategic investment being made over the years by the Company and that also support our assertion that we have the intent to hold them until recovery.  Changing market conditions and other facts and circumstances may affect the business prospects of the issuers in the near term, whose equity securities we hold, as well as our intent to hold these securities until the prices recover.  Accordingly, other-than-temporary impairment charges or realized losses may be recorded in future periods with respect to securities, whose unrealized losses were not considered to be “other-than-temporary” as at December 31, 2008.  For the avoidance of doubt, until November 30, 2009 we have not sold any of the AFS securities in a loss position held at December 31, 2008 and we currently have no intention to sell them.

As part of our impairment analysis, we continue to update our expectations based on actual historical evidence that recovery has not yet occurred.  Specifically, when unrealized losses persist, we obtain greater and more detailed objective evidence regarding the future earnings potential and the underlying business economics of the issuers and the share price trend.  Such evidence includes information about profitability, key performance indicators applicable to the issuer’s sector and “order book” (if applicable, for example construction, development and information technology companies).  Evidence on the share price trend includes data on the recent performance of the share price and market consensus regarding the future performance.

Therefore, in cases where full recovery has not yet occurred, but the future earnings potential and the underlying business economics of the issuers are positive, the share price has demonstrated and is expected to continue to demonstrate an upward trend and the unrealized losses have decreased, then the losses may not be considered as other-than-temporary.

On the other hand, if persisting unrealized losses are combined with stable or negative recent share price performance, uncertain future earnings potential and underlying business economics, then impairment charges are recorded.  This is the case in 2009 with certain of the securities listed in Appendix III of our letter dated October 7, 2009 (for example *), and also with certain securities that as at December 31, 2008 were in unrealized loss position for less than 12 months (for example *).

In future filings we propose to add the following clarification on page F-40 (new text underlined, deleted text strikethrough, amendments proposed with our letter dated October 7, 2009 also shown): “The impairment of available-for-sale debt and marketable equity securities and mutual fund units is based on … hold the security to recovery.  As part of our impairment analysis, we frequently

* Confidential treatment requested for the specific issuer names; the redacted material has been separately filed with SEC.

update our expectations based on actual historical evidence that recovery has not yet occurred.  Specifically, when unrealized losses persist, we obtain greater and more detailed objective evidence regarding the future earnings potential and the underlying business economics of the issuers and the share price trend.  “, and “… financial distress.  Furthermore, most of the~~se~~ investments in equity securities and mutual fund units have been acquired as strategic investments ~~and~~ or with a medium to long term view and the Group has the intent and ability to hold until recovery.”

b.              Further, in most cases the average analyst target price you presented in your narrative is still significantly below your cost. While analyst target prices have limited value as positive evidence to support that a security is not other-than-temporarily impaired, the fact that target prices are still below your cost represents significant negative evidence especially when considering the length of time the securities have been in an unrealized loss position.

Response:

We advise the Staff that we acknowledge the relatively low significance of analysts’ target prices as positive evidence to support that a security is not other-than-temporarily impaired.  The information on analysts’ target prices was included in Appendix III of our letter dated October 7, 2009 not to demonstrate that they exceed our cost, but simply as evidence of the continuing upward trend of the share prices during 2009.  This evidence is considered in combination with other information in our assessment.

c.               In general, your individual narrative discussions of positive and negative evidence for each security presented in Appendix 3 appears to be inappropriately weighted to discount the significant negative evidence of the length of time the security has been in an unrealized loss position. Please revise your impairment analyses accordingly.

Response:

We advise the Staff that we acknowledge the significance of the time the security has been in an unrealized loss position and is thoroughly considered.  This is demonstrated by the fact that we considered a negative evidence in factor “length and extend of losses” in Appendix III of our letter dated October 7, 2009 when the securities were in significant unrealized loss position for a long period of time.  This was particularly relevant in 2008 because in most cases the losses accelerated during the year and even more during the second half of 2008.  As shown in the table in the Appendix* to this letter, as at December 31, 2008, for 5 securities (representing 80.7% of the losses) the unrealized loss exceeded 20% of cost for less than 7 months, and for 7 securities (representing 94.3% of the losses) the unrealized loss exceeded 20% of cost for less than 12 months. Therefore, in our impairment analysis we considered the strong evidence that the most significant losses were related to a broader market event (instead of being related to issuer-specific events). We then considered that historically the Greek markets have faced high volatility, especially when global markets also suffered volatility.  For example, the Athens Exchange General Index increased by 2.75 times between January 1, 1997 and December 31, 1998 (a 2 year period) and by 5.73 times between January 1, 1997 and December 31, 1999 (a 3 year period).  Also, during 2000 the index decreased by 40% and during the 3 year period 2000-2002 it decreased by 70%.  However, it subsequently

* Confidential treatment requested for the Appendix; the redacted material has been separately filed with SEC.

increased by 2 times from March 2003 to March 2005 and 2.75 times to March 2006.  Given the volatility of the Greek Stock Markets and the relevance of the companies we invested on to the Greek economy, their performance is and has been highly correlated with the performance of the market.

As described in 1a above, our impairment analysis takes into consideration several other factors and positive objective evidence regarding the future earnings potential and the underlying business economics of the issuers, as well as the share price trend subsequent to the balance sheet date and up to the date of filing.  Another positive evidence considered is the history of significant volatility the Greek stock exchange has experienced in the past and the fact that at December 31, 2008 the market was close to historical low levels.  Therefore, there was a high likelihood of significant increase in value, which in fact, occurred during the first half of 2009.  The time the security has been in an unrealized loss position mainly reflects the past performance of the share price and may not be indicative of the prospects and the expectations of the issuer’s future performance.  We have no predefined threshold regarding the length of time that fair value has been below cost. For example, a security’s fair value may be below cost for more than 12 months and the impairment not considered being “other-than-temporary”, or fair value may be below cost for less than 12 months and the impairment considered being “other-than-temporary”.  In particular, during 2008 we recognized impairment charges of EUR 8.8 million, of which EUR 3.2 million related to securities whose fair value has been below cost for less than 12 months, but based on our assessment of the financial prospects of the issuer, the reasons for the decline and our expectations about recovery we concluded that impairment was “other-than-temporary”.

d.              Similarly, your narratives appear to omit objective evidence that would be required to project a recovery in the near term of 12 months. Instead it appears to rely primarily on subjective evidence as the belief that the security is in an unrealized loss position because of the current crisis and will recover fully when the crisis ends. This seems overly simplistic and does not appear to reflect the fact that a security’s sensitivity to general economic conditions such as the current crisis referred to in your narratives does not preclude a security from being other-than-temporarily impaired. Further, the narratives are silent on the basis of your ability at December 31, 2008 to project the end of the current crisis, much less to provide objective evidence that the end of the crisis would occur within 12 months of December 31. 2008, the date of your analysis. To the extent that you possess such objective evidence, please provide us with your revised impairment analyses.

Response:

We advise the Staff that, as mentioned in 1a above, the period of 12 months refers to the “near-term prospects of the issuer”, as described in Staff Accounting Bulletin 5M, and not the projected time until recovery of the fair value or the projected time until the end of the crisis.

As discussed in 1a above, as at December 31, 2008, we expected to recover the unrealized losses within 1-3 years depending on the security and we have the intent and ability to hold the investments until recovery as many of these securities are strategic or medium to long term investments for the Company.  Our assessment of the possibility of recovery of any particular investment takes into consideration several factors and makes use of both negative and positive objective evidence regarding the future earnings potential and the underlying business economics of the issuers and the share price trend, as described in 1a and 1c above.  Therefore, we believe our assessment is very thorough and realistic.  We acknowledge that a security’s sensitivity to general economic conditions such as the current crisis does not preclude this security from being other-than-temporarily impaired.  As discussed in 1c above, during 2008 we recognized EUR 3.2 million impairment charge relating to securities in an unrealized loss position for less than 12 months.  On the other hand, such sensitivity does not necessarily imply that an unrealized loss is “other-than-temporary”.

2.                            Please address the following regarding your response to comment 6f where you state: “The decline in the fair value of those mutual funds was mainly due to the impact of the global financial and liquidity crisis during the second half of 2008 on the market values of the underlying investments. Therefore, we expected that this loss would reverse and given that the Company has the intention and ability to hold the underlying securities until recovery ... , we concluded that this. unrealized loss is not ‘other-than-temporary’ ..”

a.              Similar to your narratives for your equity securities, your discussion of the mutual funds appears to rely primarily on such subjective evidence as the belief that the security is in an unrealized loss position because of the current crisis and will recover fully when the crisis ends. The narratives are silent on the basis of your ability at December 31, 2008 to project the end of the current crisis, much less to provide objective evidence that the end of the crisis would occur within 12 months of December 31, 2008, the date of your analysis.

Response:

We advise the Staff that, as mentioned in 1a above, the period of 12 months refers to the “near-term prospects of the issuer”, as described in Staff Accounting Bulletin 5M, and not the projected time until recovery of the fair value.  As discussed in 1a above, as at December 31, 2008, we expected to recover the unrealized losses within 1-3 years depending on the security and we have the intent and ability to hold the investments until recovery as many of these are medium to long term investments for the Company.  For most mutual funds held, the majority of the losses arose during the second half of 2008.  Therefore, there was a clear correlation between the financial and liquidity crisis and the decline in the fair values.  Therefore, it was reasonable to expect that the fair values would recover after the crisis.  That expectation almost fully materialized during 2009.

For example, for a mutual fund, whose unrealized loss represented more than 62% of the losses in Appendix IV of our letter dated October 7, 2009, the loss decreased from EUR 15.3 million (16.3% of cost) as at December 31, 2008, to EUR 1.8 million (1.9% of cost) as at November 17, 2009.  Therefore, our expectation at December 31, 2008 is corroborated by the actual recovery of the fair value.  On the other hand, for another mutual fund, whose unrealized loss represented 30% of the losses, the fair value has recovered only about a quarter of the loss,  and the prospects of recovery, are uncertain.  Therefore, we are considering recording an impairment charge in 2009 relating to this security.

b.              Further, tell us how you were able to conclude that you have the ability to hold the underlying securities until recovery. Typically, individual participants in a mutual fund do not have the ability to influence or direct the fund manager’s decisions to buy, hold, or dispose of the underlying securities held by the fund. Absent objective evidence of your ability to influence or direct such decisions, it is unclear how you were able to determine that you have the ability to hold the underlying securities to recovery. Please revise your impairment policies for mutual funds accordingly.

Response:

We advise the Staff that in the response to comment 6f the term “underlying securities” refers to the mutual funds units and not the equity, debt or other investments held by the mutual funds themselves.  Therefore, the discussion in the response to comments 6b and 6e regarding the intention and ability to hold the units until recovery applies.  In assessing impairments of investment funds, we look at our expectation of recovery of the unit value as this is our investment. Sometimes our analysis look through the fund to obtain more evidence on the likelihood of recovery as well as to help us predicting when recovery is likely to happen.

3.                            We note your response to comment 9 in your response letter dated October 7, 2009. Please revise future filings to include your collateral dependent loans, in which you use the estimated fair value of the collateral to measure impairment in your disclosure of assets measured at fair value on nonrecurring basis accordance with paragraph 33 of SFAS 157. Please refer to paragraph C18 of SFAS 157.

Response:

We advise the Staff that we will revise future filings to include our collateral dependent loans in which we use the estimated fair value of the collateral to measure impairment in our disclosure of assets measured at fair value on a nonrecurring basis in accordance with paragraph 33 of SFAS 157.

Should you have any questions or require any additional information, please contact Mr. Ioannis Kyriakopoulos on + 30 210 369 5701.

Yours sincerely,

/s/ Anthimos Thomopoulos

Anthimos Thomopoulos
Chief Financial Officer and
Chief Operating Officer
National Bank of Greece

Copy:	Nikolaos C. Sofianos
Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Xenia Kazoli
Allen & Overy

Appendix:                                         Months to date that unrealized losses exceed 20% of cost

Confidential treatment requested and the redacted material has been separately filed with the SEC.